                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------



                                 SCHEDULE 14D-9

                      ------------------------------------


           SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                                    14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                       CENTURY PENSION INCOME FUND XXIV,
                        A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)



                       CENTURY PENSION INCOME FUND XXIV,
                        A CALIFORNIA LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)



                                      N/A
                     (Cusip Number of Class of Securities)


                            -----------------------

                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                       FOX CAPITAL MANAGEMENT CORPORATION
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-2747

                 (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)
                      ------------------------------------

ITEM 1.    SECURITY AND SUBJECT COMPANY.

           The name of the subject company is Century Pension Income Fund XXIV, a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2.    TENDER OFFER OF THE BIDDER.

           This statement relates to an offer by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 33,000 of the outstanding Units at a purchase price of $85 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated September 29, 1998 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

           The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.    IDENTITY AND BACKGROUND.

           (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

           (b)(1) Fox Partners VI, a California general partnership, is the general partner of the Partnership (the "General Partner"), and its general partners are Fox Capital Management Corporation, a California corporation which is the managing general partner of the General Partner ("FCMC"), and Fox Realty Investors, a California general partnership ("FRI"). The managing general partner of FRI is NPI Equity Investments, II, Inc., which is a wholly-owned subsidiary of IPT. As a result of certain transactions in connection with the formation of IPT, FCMC became a wholly-owned subsidiary of IPT, and IPT controls FCMC and FRI. The Purchaser is a recently formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 70% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 30% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 57% of the outstanding common shares of IPT.

           Since 1996, Insignia (directly or through affiliates) has performed asset management, partnership administration and investor relations services for the Partnership.

           By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.

           The Partnership was not an affiliate of Insignia prior to January 1996. Accordingly, this section only discusses transactions between the Partnership, on the one hand, and Insignia and its affiliates, on the other hand, which have occurred since January 1996.

           Under the Limited Partnership Agreement, the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The General Partner received from the Partnership in respect of its interest in the Partnership cash distributions of $6,000 to date in 1998 and $11,000 in each of 1997, 1996 and 1995. Pursuant to the Limited Partnership Agreement, the General Partner is entitled to receive a Partnership management fee for services equal to 10% of the Partnership's cash available for distribution. The Partnership paid Insignia and its affiliates fees for partnership management services in the amounts of approximately $123,000 for each of the years ended December 31, 1997 and 1996, respectively, and has paid Insignia and its affiliates partnership management fees equal to $62,000 during the first six months of 1998. The Partnership reimbursed the General Partner and its affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership for the years ended December 31, 1997 and 1996 in the amounts of $97,000 and $126,000, respectively, and has reimbursed them for such services in the amount of $61,000 through June 30, 1998 (including reimbursements paid to an affiliate of the General Partner in the amount of $1,000 for the year ended December 31, 1997 for costs incurred in connection with construction oversight services). For the period January 1, 1996 through December 31, 1996, the Partnership insured its properties under a master policy through an agency and insurer unaffiliated with FCMC, and through an agency affiliated with FCMC for the period January 1, 1997 through August 31, 1997. An affiliate of FCMC acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. That agent assumed the financial obligations to the affiliate of FCMC who received payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from such arrangement was immaterial.

           As described above, the Purchaser and the General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The General Partner has conflicts of interest in considering the Offer, including
(i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners. As with any rational investment decision, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

           As described in the Offer to Purchase, the Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand and, if necessary, funds available to it under its credit facility to make such contributions. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

           If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser (which is an affiliate of the General Partner) will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions. This means that
(i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and
(ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

           The Limited Partnership Agreement provides that the General Partner has absolute discretion as to whether to admit an assignee of Units to the Partnership as a substituted Limited Partner. The Purchaser (which is an affiliate of the General Partner) will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, when admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser (which is an affiliate of the General Partner) is not admitted to the Partnership as a substituted Limited Partner, however, the Purchaser nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Limited Partners of the Purchaser (which is an affiliate of the General Partner) and its managers and designees as proxies with respect to the Units tendered by such Limited Partners and accepted for payment by the Purchaser. As a result, if the Purchaser (which is an affiliate of the General Partner) is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership. In general, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Units owned by them in whatever manner they deem to be in IPT's best interests, which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of other Limited Partners. This could (i) prevent non-tendering Limited Partners from taking action they desire but that IPT opposes and (ii) enable IPT to take action desired by IPT but opposed by non-tendering Limited Partners. Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters including: removal of the General Partner and in certain circumstances election of a new or successor general partner; dissolution of the Partnership; sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement.

           To the best knowledge of the General Partner, except as described in this Schedule 14D- 9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer.

ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.    RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

           None.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

           None.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

           Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain of the IPT Partnerships (including the Partnership) whose general partners (the "General Partners") are affiliates of Insignia (the "Partnerships") filed a purported class and derivative action in California Superior Court in the County of San Mateo (the "Complaint") against Insignia, the General Partners (including the General Partner), certain persons and entities who purportedly formerly controlled the General Partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached their fiduciary duties to the plaintiffs by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the General Partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached their fiduciary duties by mismanaging the Partnerships and misappropriating the assets of the Partnerships by (a) manipulating the operations of the Partnerships to depress the trading price of limited partnership units (the "Units") of the Partnerships; (b) coercing and fraudulently inducing unitholders to sell Units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing Units at depressed prices to entrench certain of the defendants' positions of control over the Partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the Partnerships such as mailing lists of unitholders; and (b) causing the General Partners to enter into exclusive arrangements with their affiliates to sell goods and services to the General Partners, the unitholders and tenants of Partnership properties. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the General Partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the General Partners filed a motion seeking dismissal of the action. In lieu of responding to the motion, the plaintiffs have filed an amended complaint. IPT believes that the allegations contained in the Complaint are without merit and intend to vigorously contest the plaintiffs' action.

           On July 30, 1998, certain entities claiming to own limited partnership interests in 44 of the IPT Partnerships (including the Partnership) (the "Subject Partnerships") whose general partners are affiliates of Insignia, IPT and the Purchaser (the "Affiliated General Partners") filed a complaint in the Superior Court of the State of California, County of Los Angeles (the "Los Angeles Complaint") against Insignia, the Subject Partnerships (defined below), the Affiliated General Partners (including the General Partner) and additional entities affiliated with several of the defendants. Plaintiffs allege that they have requested from, but have been denied by each of the Subject Partnerships, lists of their respective limited partners for the purpose of making tender offers to purchase up to 4.9% of the units of limited partnership interest in each of the Subject Partnerships. The Los Angeles Complaint also alleges that certain of the defendants made tender offers to purchase units of limited partnership interest in many of the Subject Partnerships, with the alleged result that plaintiffs have been deprived of the benefits they would have realized from ownership of the additional units. The plaintiffs assert eleven causes of action, including breach of contract, unfair business practices, and violations of the partnership statutes of the states in which the Subject Partnerships are organized. Plaintiffs seeks compensatory, punitive and treble damages. None of the defendants has yet responded to the Los Angeles Complaint. IPT believes the claims to be without merit and intends to defend the action vigorously.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a) Form of cover letter to Limited Partners of the Partnership dated September 29.

           (b)    None.

           (c)    None.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1998

                           Century Pension Income Fund XXIV,
                           a California limited partnership

                            By:     Fox Partners VI,
                                    its General Partner


                                    By:      Fox Capital Management Corporation,
                                             its managing general partner

                                    By:      /s/ William H. Jarrard, Jr.
                                             --------------------------------
                                             William H. Jarrard, Jr.
                                             President

                                 EXHIBIT INDEX




         EXHIBIT NO.                          DESCRIPTION

            (a) Form of cover letter to Limited Partners from the Partnership dated September 29, 1998.

            (b)               None.

            (c)               None.